UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

13 March 2015
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

13th March 2015

RE-ISSUE OF TREASURY SHARES

CRH plc announces that today, 13th March 2015, it transferred to participants in an employee share scheme 74,858 Ordinary Shares at prices of €18.7463 and €18.8545 per Ordinary Share.

Following the above transactions, CRH plc holds 2,965,457 Ordinary Shares in Treasury.  The number of Ordinary Shares in issue (excluding Treasury Shares) is 815,600,394.

Contact
Diarmuid Enright
Assistant Company Secretary
Tel: 00 3531 6344340

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By:___/s/Maeve Carton___
M. Carton
Finance Director